

November 22, 2021

Scott Hutton
Chief Executive Officer
Biodesix, Inc.
2970 Wilderness Place, Suite 100
Boulder, Colorado 80301

> **Re: Biodesix, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 16, 2021**
> **File No. 333-261095**

Dear Mr. Hutton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Samir Gandhi, Esq.